UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Blackstone Mortgage Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

09257W100

(CUSIP Number)

Randall S. Rothschild

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Andrew R. Keller, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 28,801,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. and certain individuals pursuant to the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan, respectively.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 28,801,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. and certain individuals pursuant to the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan, respectively.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 28,801,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. and certain individuals pursuant to the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan, respectively.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,215
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,215
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 28,801,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. and certain individuals pursuant to the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan, respectively.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,215
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,215
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 28,801,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. and certain individuals pursuant to the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan, respectively.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,822,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,822,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,822,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

†	The calculation of the foregoing percentage is based on 28,801,651 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. and certain individuals pursuant to the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan, respectively.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the class A common stock, par value $0.01 per share (“Common Stock”), of Blackstone Mortgage Trust, Inc., a Maryland corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on December 21, 2012 (the “Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 27, 2013, Amendment No. 2 to Schedule 13D filed on May 8, 2013, Amendment No. 3 to Schedule 13D filed on May 20, 2013 and Amendment No. 4 to Schedule 13D filed on May 31, 2013. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 3, 2013, the Issuer granted 339,431 shares of Common Stock to BXMT Advisors L.L.C. (f/k/a BREDS / CT Advisors L.L.C.), an indirect subsidiary of The Blackstone Group L.P. and the manager of the Issuer (the “Manager”) under its 2013 Manager Incentive Plan and 22,386 shares of Common Stock to Stephen A. Schwarzman, under its 2013 Stock Incentive Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Blackstone Holdings III directly holds 2,460,784 shares of Common Stock, the Manager directly holds 339,431 shares of Common Stock and Mr. Schwarzman directly holds 22,386 shares of Common Stock.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the managing member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentage of shares of Common Stock beneficially owned by each Reporting Person set forth on the cover pages of this Schedule 13D is calculated based on 28,801,651 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 of Blackstone Mortgage Trust, Inc. as filed with the Securities and Exchange Commission on July 30, 2013, plus 470,593 additional shares of Common Stock issued to BXMT Advisors L.L.C. under the Blackstone Mortgage Trust, Inc. 2013 Manager Incentive Plan and certain individuals under the Blackstone Mortgage Trust, Inc. 2013 Stock Incentive Plan.

Each of the Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by Blackstone Holdings III and each of The Blackstone Group L.P., Blackstone Group Management L.L.C. and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by the Manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Blackstone Holdings III and Mr. Schwarzman, to the extent of they directly hold shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN